FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Q3 2018 Results

Increases Revenue Guidance for 2018 to $30 million

Investor conference call to be held today at 9am ET

Netanya, Israel, November 14, 2018 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended September 30, 2018.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “2018 represents a year of solid progress for RADA, globally and also in the United States where we established and continue to invest in our presence and capabilities this year. We have already built positive momentum, winning some highly strategic initial orders with key customers, as well as some early follow-on orders from certain of those customers. Looking out over the coming quarters, we believe that follow-on orders will dominate, with significant potential over the initial orders. We expect to see the fruits of our investments to truly begin to accrue to RADA, next year and beyond.”

Continued Mr. Sella, “From a revenue perspective, 2018 has been strong and based on our increased guidance of $30 million which we are announcing today, we will end the year with record revenue, up around 15% over those of last year, one of the strongest years ever for RADA. Furthermore, we achieved last year’s record revenue on the back of one specific large order, while in 2018 our revenue base is much more diversified. 2018 has shaped up to be a very good year for RADA, but our real excitement is as we begin to realize on our significant potential in 2019 and beyond,” concluded Mr. Sella.

Updated Guidance

RADA’s management is increasing its guidance for 2018, expecting revenues of approximately $30 million, up from the former expectation of $27 million.

2018 Third Quarter Summary

Revenues totaled $7.05 million in the third quarter of 2018, at a similar level compared to revenues of $7.07 million in the third quarter of 2017.

Gross Profit totaled $2.5 million in the third quarter of 2018 (gross margin of 35.6%) compared to gross profit of $2.8 million (gross margin of 38.9%) in the third quarter of 2017.

Operating Loss was $145 thousand in the third quarter of 2018 compared to operating income of $1.0 million in the third quarter of 2017. Operating expenses increased in the quarter to $2.7 million from $1.7 million in the third quarter of last year, primarily due to increased investment in R&D and in SG&A due to RADA’s recently established presence in the United States.

Net Income (Loss) attributable to RADA’s shareholders in the third quarter of 2018 was a loss of $21 thousand compared to net income of $801 thousand in the third quarter of 2017.

Non-GAAP EBITDA was $308 thousand in the third quarter of 2018 compared to EBITDA of $1.4 million in the third quarter of 2017.

In terms of liquidity and capital resources, as of September 30, 2018, the Company had cash and cash equivalents, of $13.2 million or $0.40 per share compared with $12.4 million or $0.40 per share as of December 31, 2017. As of September 30, 2018, the Company did not have any financial liabilities.

Nine months 2018 Results

Revenues totaled $19.6 million in the nine months of 2018, an increase of more than 15% compared to revenues of $17.1 million in the nine months of 2017.

Gross Profit totaled $7.1 million in the nine months of 2018 (gross margin of 36%) compared to gross profit of $6.1 million (gross margin of 36%) in the nine months of 2017.

Operating income was $165 thousand in the nine months of 2018 compared to operating income of $1.9 million in the nine months of 2017. Operating expenses increased in the nine months to $6.9 million from $4.2 million in the nine months of last year, primarily due to increased investment in R&D and SG&A, due to RADA’s recently established presence in the United States.

Net Income attributable to RADA’s shareholders in the nine months of 2018 was $250 thousand, compared with net income of $1.7 million in the nine months of 2017.

Cash flow from operations for the nine months ended September 30, 2018 was $0.7 million, mainly due to strong collections from customers.

Investor Conference Call

The Company will host a conference call later today, starting at 09:00 am ET (4pm Israel time). Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-407-2553; UK 0800-917-5108; Israel 03-918-0610 and International +972-3-918-0610.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. is an Israel-based defense electronics company. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, and avionics systems (including inertial navigation systems) for fighters and UAVs.

Company Contact:	Investor Relations Contact:
Avi Israel - CFO	Ehud Helft/Gavriel Frohwein
RADA Electronic Industries Ltd.	GK Investor & Public Relations
Tel: +972-9-8921111	Tel: +1 646 688 3559
mrkt@rada.com	rada@gkir.com

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and ESOP expenses. EBITDA should not be considered in isolation or as a substitute for net profit (loss) or other statement of operations data prepared in accordance with GAAP as a measure of profitability. Reconciliation between the Company’s results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

	Three months ended Sep 30,
	2018	2017

Operating Income (Loss)	(145)	1,019
Depreciation	200	158
Employees Option Compensation	245	142
Other non-cash amortization	8	61

Non-GAAP EBITDA	308	1,380

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Sep 30, 2018	December 31, 2017
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,178	$12,417
Restricted cash	422	322
Trade receivables (net of allowance for doubtful accounts of $2 at Sep 30, 2018 and $14 at December 31, 2017)	8,023	7,286
Contract assets	994	1,140
Other receivables and prepaid expenses	869	330
Inventories	8,185	7,910
Current assets related to discontinued operations	1,985	2,468

Total current assets	33,656	31,873

LONG-TERM ASSETS:
Long-term receivables and other deposits	74	68
Property, plant and equipment, net	4,471	3,915
Long-term assets related to discontinued operations	103	319
Total long term assets	4,648	4,302

Total assets	$38,304	$36,175

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$3,201	$2,904
Other accounts payable and accrued expenses	2,952	2,814
Advances from customers	52	41
Contract liabilities	768	145
Current liabilities related to discontinued operations	293	328

Total current liabilities	7,266	6,232

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	761	758
Total long-term liabilities	761	758

RADA SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at Sep 30, 2018 and 37,500,000 at December 31, 2017; Issued and outstanding: 32,908,836 at Sep 30, 2018 and 31,392,040 at December 31, 2017.	349	335
Additional paid-in capital	106,354	104,923
Accumulated other comprehensive income	77	392
Accumulated deficit	(76,874)	(77,124)

Total RADA shareholders’ equity	29,906	28,526
Non-controlling interest	371	659
Total equity	30,277	29,185
Total liabilities and equity	$38,304	$36,175

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	2018	2017	2018	2017	2017
	(Unaudited)				Audited

Revenues	$19,641	$17,063	$7,045	$7,071	$26,182

Cost of revenues	12,571	10,975	4,535	4,316	17,919

Gross profit	7,070	6,088	2,510	2,755	8,263

Operating expenses:
Research and development	2,075	886	791	480	1,575
Marketing and selling	2,013	1,484	728	629	2,137
General and administrative	2,817	1,839	1,136	627	2,568
Total operating expenses:	6,905	4,209	2,655	1,736	6,280
Operating Income(Loss)	165	1,879	(145)	1,019	1,983
Amortization of shareholders' convertible loans discount and beneficial conversion feature	-	102	-	83	103
Other financial expenses (income), net	(48)	95	(45)	105	53
Net income (loss) from continuing operations	213	1,682	(100)	831	1,827
Net income (loss) from discontinued operations	(172)	3	(75)	(37)	515
Net income (Loss)	41	1,685	(175)	794	2,342
Net income (loss) attributable to non-controlling interest	(209)	1	(154)	(7)	103
Net income (Loss) attributable to RADA Electronic Industries' shareholders	$250	$1,684	$(21)	$801	$2,239
Basic net income from continuing operations per ordinary shares	$0.01	$0.07	$0.00	$0.03	$0.07
Diluted net income from continuing operations per Ordinary share	$0.01	$0.07	$0.00	$0.03	$0.06
Basic and diluted net income(loss) from discontinued operations per ordinary share	$0.00	$0.00	$0.00	$0.00	$0.02
Basic net income per ordinary share	$0.01	$0.07	$0.00	$0.03	$0.09
Diluted net income per ordinary share	$0.01	$0.07	$0.00	$0.03	$0.08
Weighted average number of ordinary shares used for computing basic net income per share	32,800,284	22,915,032	32,907,828	25,146,803	24,956,915
Weighted average number of ordinary shares used for computing diluted net income per share	33,327,108	26,296,106	33,396,519	28,820,589	28,126,509